Bayes Capital Markets LLC
Computation of Net Capital (Rule 15c3-1)
December 31, 2015

Members Equity	$	1,408,676
Less Non-Allowable Assets		(25)
Net Capital Before Haircuts		1,408,651
Haircuts		-
Net Capital	$	1,408,651
Aggregate Indebtedness	$	45,872
Basic Net Capital Requirement		
Minimum net capital required (greater of $1,000,000 or 6-2/3 % of aggregate indebtedness)	$	1,000,000
Excess Net Capital	$	408,651
Ratio of aggregated indebtedness to net capital		0.0326

There are no material differences between the computation of net capital as computed above and as reported by the Company in part IIA of form X-17a-5 as of December 31, 2015.